

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Richard K. McGee
General Counsel
Plains GP Holdings, L.P.
333 Clay Street
Suite 1600
Houston, TX 77002

>   **Re: Plains GP Holdings, L.P.**
>   **Registration Statement on Form S-1**
>   **Filed July 29, 2013**
>   **File No. 333-190227**

Dear Mr. McGee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed July 29, 2013

General

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement (preferably with your next amendment), and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

3.   Please update the financial statements of Plains All American GP LLC to comply with Rule 3-12 of Regulation S-X.

Prospectus Cover Page

4.   Given that your only cash-generating asset will be your limited partner interests in Plains AAP, L.P. ("AAP"), which indirectly owns the 2% general partner interest in Plains All American Pipeline, L.P. ("PAA"), it could be argued that you indirectly control PAA's general partner. Please discuss at an appropriate place in the prospectus the relationship among you, AAP, and PAA with respect to general partner liability. Compare and contrast your structure and each party's responsibilities with those of a limited partner and general partner found in more typical limited partnership structures.

Summary, page 1

Organizational Structure, page 12

5.   Please revise the diagram to provide the omitted percentages. Also, please break out as a separate entry the amount of PAA owned directly by the Existing Owners. For example, you could move the "Public PAA Investors" to the other side of PAA and draw a line from your "Existing Owners" to PAA that runs parallel to the Public PAA Investors' line and quantifies the limited partnership interest in PAA that each entity owns. We note footnote 3 to the chart in that regard.

Limited Call Right, page 19

6.   You do not yet disclose what percentage of your outstanding Class A and Class B shares will be owned by your Existing Owners and any of the referenced affiliates. Please revise the disclosure here to clarify whether they will own more than the threshold amount to call and purchase all Class A shares at the time this offering concludes. We note the related risk factor disclosure at page 36. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Material Tax Consequences, page 20

7.   We note your representations at page 1 and elsewhere that available deductions will
        offset your taxable income for an extended period of time following the closing of this
        offering and that none of the distributions paid to investors "should be treated as taxable
        dividend income under current existing federal tax regulations" for the listed years.
        Please obtain and file an opinion of counsel or an independent public or certified
        accountant regarding all the material federal income tax consequences related to the
        securities being offered, as well as those flowing from the partnership's election to be
        treated as a corporation. Disclose why the partnership is making that election. Also
        provide appropriate corresponding disclosure under a caption such as "Material Federal
        Income Tax Consequences," either summarizing the opinion or providing it in the
        prospectus. Please see generally Staff Legal Bulletin No. 19 (Corp.Fin.) (October 14,
        2011) ["SLB 19"] at Section III. In particular, we refer you to SLB19 at Section III.A.2,
        which includes limited partnership offerings among the examples of transactions
        "generally involving material tax consequences."

Risk Factors, page 23

8.   Please revise and shorten this 30-page section to comply with Item 503(c) of Regulation
        S-K. That Item indicates in part that your risk factors discussion "must be concise and
        organized logically. Do not present risks that could apply to any issuer or any offering."
        Note also that Securities Act Release 33-6900 indicates that "meticulous care should be
        taken to assure that investors are provided with clear, concise and understandable
        disclosure" as required by Commission rules. Your risk factors should be brief and to the
        point.

9.   We note the disclosure under "Our cash flow will be entirely dependent upon the ability
        of PAA" at page 23. If true, please add a risk factor to disclose that there is no limit on
        the fees and expense reimbursements that you may be required to pay to the general
        partners and its affiliates and to make clear that there similarly is no restriction regarding
        the amount of reserves that your general partner may establish for the proper conduct of
        your business, etc. Discuss the impact that these items may have on the cash available
        for distribution. In the alternative, revise and streamline the current risk factor to make
        these points.

Our Cash Distribution Policy and Restrictions on Distributions, page 62

10.   Your disclosures under "Rationale for Our Cash Distribution Policy" require further
        clarification. You begin that discussion by stating, "Our partnership agreement requires
        that we distribute all of our available cash quarterly." You also state that "we believe that
        our investors are best served by our distributing all of our available cash to our Class A
        shareholders…." But in the following subsection captioned "Restrictions and Limitations
        on Our Cash Distribution Policy," you indicate that (emphasis supplied), "Our

distribution policy and PAA's distribution policy are subject to certain restrictions and *may be changed at any time.*" The balance of your prospectus, including reference at page 1 to a quantified expected "initial quarterly cash distribution," appears to suggest that the receipt of such quarterly distributions is intended to be an essential aspect of the securities you are offering. Please revise or explain these apparently contradictory statements.

PAA's Cash Distribution Policy, page 67

11.   We note the table PAA's Cash Distribution History on page 68 has a column for Pro Forma Distributions to Plains GP Holdings, L.P. for the periods 2009 through 2013. Please provide pro forma distributions for only the most recent fiscal year and interim period, per Rule 11-02(c) of Regulation S-X.

Unaudited Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013, page 69

12.   You present pro forma information for the year ended December 31, 2012, and twelve months ended March 31, 2013. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

13.   We note you adjust PAA EBITDA amounts to remove the (gain) loss from derivative activities net of inventory valuation adjustments to compute the non-GAAP measure, PAA Adjusted EBITDA. Please revise your disclosure to specify how the (gain) loss from derivative activities are calculated for all periods presented. To the extent Adjusted EBITDA is intended to reflect cash flow associated with derivatives settled during the period, please confirm no amounts represent a recovery of cost.

14.   Please disclose how you define maintenance capital expenditures for purposes of computing the available cash for distribution by PAA.

Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum Adjusted EBITDA of Plains All American Pipeline, L.P., page 72

15.   We note that you intend to make quarterly distributions, but that you have provided projected information only for the twelve months ending September 30, 2014. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Lock-Up Agreements, pages 247 and 256

16.   If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this. We note the related disclosure at page 31 in the Risk Factors section.

Index to Financial Statements, page F-1

Plains All American Pipeline, L.P.

17.   Given your reliance on the operations and cash distributions of Plains All American Pipeline, L.P. (PAA) for the cash flows of the Company and for the ability of the Company to make its cash distributions, it appears that the financial statements of PAA are necessary for the adequate presentation of the financial condition of the Company and for the protection of investors, as indicated in Rule 3-13 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-3

18.   Please clarify within the notes to the pro forma financial statements why the transfer of ownership interests in AAP in exchange for cash proceeds from the offering are accounted for at the historical carrying basis for US GAAP accounting purposes.

19.   We note you have elected to be treated as a corporation for U.S. Federal income tax purposes. Please disclose why your pro forma statements of operations and per share data do not include adjustments to reflect the impact of this change in tax filing status.

Plains All American GP LLC and Subsidiaries Financial Statements, page F-18

Note 10 – Derivatives and Risk Management Activities, page F-60

20.   We note you characterize a portion of the gains or losses for derivatives not designated for hedge accounting as realized. The guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized gains and losses when recording changes in the fair value of derivatives not designated as hedges. Please provide clarifying disclosure to indicate how you derived the realized portion of the derivative loss.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.


Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director


cc: Mr. David P. Oelman